January 13, 2020

Justin Dobbie

Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc.
Draft Registration Statement on Form 10
Submitted on December 3, 2019
CIK No. 0001795250

Dear Mr. Dobbie:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 23, 2019, regarding the Draft Registration Statement on Form 10 (the “Form 10”) of MSG Entertainment Spinco, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the Form 10 submitted on December 3, 2019 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 1 to the Form 10 submitted on January 13, 2020.

Draft Registration Statement on Form 10

Exhibit 99.1

Summary

Our Strategy, page 2

1.

We note your disclosure here and in other sections of the filing that MSG Sphere will “deliver an entirely new guest experience.” Please briefly describe how this new venue will provide an entirely new guest experience.

Company Response: The Company believes that the MSG Sphere at The Venetian will deliver an entirely new guest experience for a number of reasons, including the following reasons:

•	At 366-feet tall by 516-feet wide, MSG Sphere will be the largest spherical structure ever built and will feature a fully programmable LED exterior.

•

Inside the venue, guests will be surrounded by the largest and highest resolution LED screen known today, where more than 160,000 square feet of display surface (equal to three football fields) will wrap up, over and behind the stage and audience, delivering a totally immersive visual environment.

•

A multi-layered audio system with 180,000 speakers and beamforming technology will envelop the audience in sound. The beamforming technology enables audio to be directed to specific locations at a consistent volume. Beamforming technology also enables multiple forms of content to be delivered simultaneously, which means two people — sitting in different seat sections — could hear completely different sounds, adding to the possibilities for a truly customized experience.

•	An infrasound haptic system will use deep vibrations so that guests can “feel” the experience — whether it’s a volcano erupting or a motorcycle roaring by.

In response to the Staff’s comment, the Company has added disclosure on pages 2 and 45 of the Information Statement to elaborate on how the MSG Sphere will deliver a new guest experience. The Company also includes disclosure of the key design features of MSG Sphere under the section entitled “Business — Our Business — Our Performance Venues — MSG Sphere” on page 54 of the Information Statement.

Key Challenges, page 5

2.

Please revise this section to balance the summary disclosure by providing additional detail regarding each of the key challenges that may be material to the business. Please discuss, for example, the projected costs associated with the MSG Sphere venues and the potential costs overruns and the challenges those projects present for the business.

Company Response: In response to the Staff’s comment, the Company has revised the section entitled “Key Challenges” on page 5 of the Information Statement to provide additional detail regarding the key challenges highlighted, including the projected costs associated with the MSG Spheres and the difficulty of providing a definitive construction cost and timing estimate for the MSG Spheres.

Questions and Answers About the Distribution, page 11

3.

Please add a question and answer that briefly and clearly describes what business and assets will remain with MSG Sports and what types of business and assets will remain with the new MSG Entertainment company.

Company Response: In response to the Staff’s comment, the Company has added the requested question and answer to the section entitled “Questions and Answers About the Distribution” on page 12 of the Information Statement.

4.	Please add a question and answer to discuss the reasons behind the decision of the MSG board of directors to pursue a revised plan for the separation of the sports and entertainment businesses.

Company Response: In response to the Staff’s comment, the Company has added the requested question and answer to the section entitled “Questions and Answers About the Distribution” on page 15 of the Information Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations

Proposed Distribution and Basis of Presentation, page 66

5.	We note your disclosure in this section that completion of the spin-off transactions requires “certain league approvals.” Please briefly describe what league approvals are required.

Company Response: In response to the Staff’s comment, the Company has added disclosure on page 69 of the Information Statement to clarify that approvals from the National Basketball Association and National Hockey League are required in connection with the Distribution.

Combined Results of Operations, page 73

6.

When you identify more than one factor underlying the changes in your results please quantify, to the extent practical, the impact of each material factor identified. For example, on page 76 you identify four factors as contributing to the increase in selling general and administrative expenses, however, none are quantified. We note similar instances with respect to your discussion, of earnings (loss) in equity method investments and miscellaneous expenses, net. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960 for further guidance.

Company Response: In response to the Staff’s comment, the Company recognizes that Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960 (the “Release”) include requirements centering around three principal objectives:

1.	To provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

2.	To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

3.

To provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Where feasible and appropriate, The Madison Square Garden Company (“MSG”) and the Company provide most of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) analyses in a tabular format with specific dollar amounts.

However, the Company respectfully acknowledges the Staff’s comment and has amended the discussion in the MD&A section of the Information Statement (to the extent practical for significant amounts), and will continue to do so going forward, in order to provide more detailed quantitative information when the Company refers to various factors underlying the changes in the Company’s operating performance. Please refer to the updated discussion on pages 79-80 and 86-87 of the Information Statement.

Executive Compensation

MSG’s Post-Termination Compensation, page 121

7.

Please advise, and revise if applicable, whether any of your named executive officers or directors will receive payments under any of your agreements’ change of control provisions triggered by this spin-off transaction.

Company Response: In response to the Staff’s comment, the Company hereby confirms that the spin-off transaction will not constitute a change in control of MSG for purposes of the employment agreements between MSG and its named executive officers or MSG’s long-term incentive award agreements. The Company has revised its disclosure under the section entitled “Executive Compensation — Compensation Discussion & Analysis — Termination and Severance — Separation from MSG” on page 136 of the Information Statement to include this information. As noted in the Form 10, the terms of the employment agreements and long-term incentive award agreements for the Company’s named executive officers have not yet been determined, but the Company hereby confirms that such agreements when drafted are not expected to contain change in control provisions that are triggered by this spin-off transaction. The Company notes that the award agreements granted by MSG to its non-employee directors do not contain, and the award agreements granted by the Company to its non-employee directors are not expected to contain, any change in control vesting provisions.

Certain Relationships and Related Party Transactions, page 139

8.

We note a general description of a number of agreements with related parties on pages 139-142. To the extent possible, please disclose the material terms and quantify the amounts payable to MSG and/or you under each of these agreements. In addition, if material, please revise your MD&A section to include quantified disclosure of the ongoing financial commitments you will have to MSG in connection with the separation.

Company Response: In response to the Staff’s comment, the Company respectfully notes that it is still in the process of drafting and negotiating a number of agreements with MSG and other related parties that it expects to enter into and, therefore, the Company’s related party agreements are not in final form. The Company will include additional disclosure of the material terms (including, to the extent possible, quantifying the amounts payable) of its material agreements with MSG and other related parties once finalized in future Form 10 amendments under the section of the Information Statement entitled “Certain Relationships and Related Party Transactions.” The Company hereby confirms that it has disclosed the material terms of the Distribution Agreement, the Tax Disaffiliation Agreement, the Employee Matters Agreement and the equity administration agreements, and that there are no quantifiable payments required under any of these agreements. The Company has also disclosed the material terms of its arrangements with certain entities affiliated with the Dolan family and has provided disclosure of the payments pursuant to these arrangements for the 2019 fiscal year.

The Company also plans to include quantified disclosure of its ongoing financial arrangements with MSG following the spin-off transaction in future Form 10 filings in the section of the Information Statement entitled “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” once prepared.

Security Ownership of Certain Beneficial Owners, page 147

9.	Please include the information you have omitted from this section or tell us why you are unable to do so.

Company Response: In response to the Staff’s comment, the Company has updated the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” beginning on page 150 of the Information Statement with beneficial ownership information as of December 31, 2019.

Notes to Combined Financial Statements

Note 1. Description of Business, page F-9

10.

Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Company Response: In response to the Staff’s comment, the Company has amended the discussion in Note 1 to the Combined Financial Statements on page F-9 of the Information Statement to describe the factors used to identify its reportable segment.

In determining its reportable segments, the Company looked to the specific guidance included in FASB ASC 280, Segment Reporting (“ASC 280”), which employs a management approach in determining a company’s operating and reportable segments and, in turn, the presentation of disaggregated information by segment. This approach allows users to see the company’s business “through the eyes of management” based upon the way management reviews performance and makes decisions. The management approach requires information to be reported based on how the operating performance of the company’s business units or segments (i.e., its management reporting structure) is evaluated internally.

The Company followed the steps outlined in ASC 280 when determining its operating and reportable segments listed below:

1.	Identify the Chief Operating Decision Maker (“CODM”)

2.	Identify the Company’s components

3.	Identify the Company’s operating segments

4.	Aggregate the Company’s operating segments, if applicable, into reportable segments

5.	Determine which operating segments (or aggregated operating segments) are required to be presented as reportable segments based upon the quantitative thresholds established by FASB ASC 280-10-50-12.

The following describes how the Company addressed each step in determining that the Company will have a single operating segment and, in turn, a single reportable segment:

Step 1 — Identify the CODM

The proper determination of the Company’s operating segment(s) begins with the identification of the individual or group of individuals responsible for allocating resources and assessing performance (i.e., the CODM). As defined by FASB ASC 280-10-50-5:

“The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may also be a group consisting of, for example, the entity’s president, executive vice president, and others.”

Role of James Dolan

Decision-making over the Company’s operations will rest with its Executive Chairman and Chief Executive Officer (“CEO”), James Dolan. At MSG, Mr. Dolan is responsible for the allocation of resources and assessment of performance of MSG’s operating segments, including all operating segments within the Entertainment reportable segment which will represent substantially all of the Company’s operations upon separation. In this role, Mr. Dolan will be solely responsible for each of the following:

•	Determining which financial metrics are used to evaluate the Company’s performance;

•	Determining the Company’s organizational structure of its executive team;

•	Evaluating the Company’s performance;

•	Determining how resources will be allocated across the enterprise; and

•	Recommending the Company’s annual operating budget to the Company’s Board of Directors for approval.

The Company respectfully notes that this is consistent with the manner in which MSG’s business has been managed historically.

Role of the Company’s Segment Manager

Andrew Lustgarten currently serves as MSG’s President and segment manager for MSG’s Sports and Entertainment operating segments. Mr. Lustgarten has also been appointed President of the Company and will serve as the Company’s segment manager.

As discussed above, Mr. Dolan will be intimately involved with the Company’s day-to-day operations and will interact regularly with Mr. Lustgarten. Mr. Dolan is expected to routinely consult with Mr. Lustgarten on various matters related to the Company’s strategic objectives and tactical operating decisions. Although Mr. Lustgarten may provide input to Mr. Dolan, Mr. Dolan has ultimate responsibility, authority and final approval regarding performance evaluation and strategic resource allocation across the enterprise, consistent with the manner in which MSG currently and has historically operated.

Organizational Structure

The Company will have a number of strategic performance objectives, including increasing revenue, operating income and adjusted operating income1 (“AOI”) through increased sponsorship, ticket sales, venue license arrangements, food and beverage sales and merchandise sales, among other things. The Company’s organizational chart indicates that the component-level profit and loss (“P&L”) management will report directly to Mr. Lustgarten. None of the Company’s component P&L owners will report directly to Mr. Dolan.

Executive Compensation

Executive compensation will not be based solely on performance of the components. The Company’s incentive compensation plans (its “LTIP” and “MPIP”) will be tied to a combination of (a) the Company’s overall operating performance, (b) the Company’s component-level performance metrics (e.g., component-level AOI), and (c) individual performance relative to pre-determined goals and strategies.

The determination of whether these individual and/or component-level goals are attained will be determined by the Company’s Compensation Committee following the close of each fiscal year. The Compensation Committee will be made up of a subset of the Company’s Board of Directors. While Mr. Dolan may make recommendations to the Company’s Compensation Committee, he does not regularly monitor executive performance relative to individual or component-level quantitative goals at the AOI level, which is the Company’s key performance metric. Financial information he reviews on a regular basis to evaluate performance and make strategic resource allocation decisions is limited to the Company’s consolidated results. Mr. Dolan has historically weighed in at MSG, and will continue to provide input at MSG and the Company, on performance against MSG’s and the Company’s respective overall strategic goals from a qualitative perspective as it relates to individual executive performance and compensation.

Consistent with MSG’s existing operations, the Company has concluded that Mr. Dolan is the Company’s CODM.

Step 2 — Identify components of an entity’s operations

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

The Company has several operations which have discrete financial information and cash flows that can be clearly distinguished for financial reporting purposes. Those operations are as follows:

•	MSG Live (“Live”)

•	MSG Productions (“Productions”)

•	Sports Properties

•	TAO Group (“TAO”)

•	Obscura Digital (“Obscura”)

The Company has concluded that the five operations listed above meet the criteria to be considered a component. The Company also notes that in fiscal year 2019, the Company made a decision to wind down Obscura’s third-party production business to focus those resources on MSG Sphere development.

Step 3 — Identify the Company’s operating segments

As noted in FASB ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

[1]

AOI is defined as operating income (loss) before (i) depreciation, amortization and impairments of property and equipment and intangible assets, (ii) share-based compensation expense or benefit, (iii) restructuring charges or credits and (iv) gains or losses on sales or dispositions of businesses.

The following analyzes each of the three characteristics referred to above:

Engages in business activities from which it may earn revenues and incur expenses

The Company earns revenue from several primary sources:

•	Ticket sales for events the Company promotes/co-promotes

•	Venue license fees charged to third-party promoters for events held at the Company’s venues that the Company does not promote/co-promote

•	Suite license fees at the Madison Square Garden Arena (“The Garden”)

•	Venue signage and other sponsorships

•	Food & Beverage sales

•	Merchandise sales

The Company’s most significant expenses relate to show/event costs, food & beverage, and general & administrative costs. Since the Company engages in activities that generate revenue and require the Company to incur expenses, the Company determined that it does engage in business activities at the component level.

Operating results regularly reviewed by CODM

Our CODM regularly reviews the Company’s operating results at the consolidated level. He does not regularly review operating results at the component level or below. In reaching this conclusion, the Company analyzed information Mr. Dolan regularly reviews at MSG and what he plans to review at the Company. The following summary identifies the reporting packages he is provided on a regular basis and the information contained therein:

•	Weekly Reports: Aggregates information prepared by each component and includes key performance indicators (“KPIs”) related to the following:

•	Upcoming and recent entertainment events;

•	Ticket sales;

•	Strategic plans by business/functional areas; and

•	Suite and sponsorship sales.

While the Weekly Reports may include revenue and profit for a single event, such as a concert, the Weekly Reports do not include full financial information for any of the Company’s components.

•

Monthly Business Review: The Monthly Business Review, which provides a (a) general business and liquidity update and (b) summary statement of operations, is prepared for the Company’s Board of Directors. The summary statement of operations presents the Company’s revenues, expenses, allocations and key financial measures, including AOI. This information is provided on a consolidated basis and does not provide component-level detailed financial information beyond revenue and attendance. This is consistent with the manner in which MSG has historically prepared its Monthly Business Review. No change to the information provided to Mr. Dolan is anticipated in the future.

When considering the factors described above, the Company determined that the Company’s CODM will regularly review the operating results of its single reportable segment.

Discrete financial information is available

As noted above, Mr. Dolan regularly reviews the Company’s Monthly Business Review and Weekly Reports to evaluate performance and make strategic resource allocation decisions. Those reports provide discrete financial information only at the Company’s consolidated level, which the Company determined to be sufficient to enable Mr. Dolan to evaluate performance and allocate resources. This is consistent with the manner in which MSG has historically reported information to Mr. Dolan.

No change in the frequency or nature of financial information provided to Mr. Dolan is anticipated upon completion of the spin-off transaction.

No supplemental information is provided to Mr. Dolan that would, when combined with component-level revenue, allow him to derive AOI for any of the Company’s components.

In his capacity as CODM of MSG, Mr. Dolan has historically received MSG Entertainment segment financial information on a consolidated basis.

When considering the factors discussed above, the Company determined the following:

•

The Company will have a single operating and reportable segment, which represents the lowest level for which discrete financial information will be reviewed regularly by the CODM for the purpose of allocating resources and assessing performance.

•	This presentation aligns with MSG’s historical Entertainment segment, which represents substantially all of the Company’s operations.

•	The spin-off transaction will not change who is the CODM, the information regularly reviewed by the CODM, or how that information is used to allocate resources and evaluate performance.

Step 4 — Aggregation of Operating Segments

The provisions of FASB ASC 280 require public entities to report each material operating segment in the notes to the financial statements. However, operating segments that have similar economic characteristics and that meet certain qualitative aggregation criteria described in FASB ASC 280 can be combined into a single operating segment for purposes of applying the quantitative materiality thresholds.

Since the Company determined the Company will have one operating and reportable segment, this step is not applicable.

Step 5 — Determine which operating segments (or aggregated operating segments) are required to be presented as reportable segments based upon the quantitative thresholds established by FASB ASC 280-10-50-12

Quantitative materiality thresholds are applied to determine which operating segments are required to be separately reported in the notes to the financial statements. These tests include the “10% test” for reported revenue, operating profit or loss, and total assets, and the “75% test,” which considers total external revenue.

As the Company determined the Company will have one operating segment, this step is not applicable.

Note 3. Revenue Recognition, page F-26

11.

We note your disclosure of disaggregation of revenue on page F-29 is based on the timing of transfer of goods or services to customers. We also note your disclosure of revenues by component on page F-9. Please tell us what the term component refers to. Please provide us with your analysis of the guidance in ASC 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenue. In this regard, we note that in your results of operations discussion in MD&A you quantify changes in major revenue categories such as revenue from concerts, sporting events, Christmas Spectacular, entertainment, dining, and nightlife offerings, etc. Please consider whether providing disaggregated revenue on that or a similar basis might provide better context for the factors quantified in MD&A and reduce confusion between the revenue disclosures on pages F-9 and F-29, in which certain revenue types are categorized differently in the two disclosures.

Company Response: The Company respectfully acknowledges the Staff’s comment. The discussion below clarifies the Company’s use of the term component under Note 1 to the Combined Financial Statements on page F-10 of the Information Statement, the basis for the Company’s selected categories used to disclose revenue on a disaggregated basis as required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers (“ASC 606”), as well as the Company’s disclosure of revenue related to its products and services as required by ASC 280 — Segment Reporting (“ASC 280”).

Clarifying the use of the term component on page F-10

The reference to the term “component” on page F-10 of the Information Statement is intended to denote the revenue by type of service provided to the Company’s customers. The Company respectfully notes that this term is not intended to refer to a “component” in the context of its determination of reporting units. To clarify this point for users of the Company’s financial statements, the Company has updated page F-10 of the Information Statement to replace the word “component” with “type.”

ASC 606 Disaggregated Revenue Disclosure

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company. This assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

The selected categories considered to disaggregate revenue for purposes of this disclosure were based on the requirements of paragraph 606-10-55-89 of ASC 606. That guidance requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Further, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers. While some entities may need to use more than one type of category when disaggregating revenue to meet the objective in paragraph 606-10-50-5 of ASC 606, others may meet the objective by using a single category. Paragraph 606-10-55-90 of ASC 606 discusses factors an entity should consider when selecting the type of information an entity should use to disaggregate revenue, including each of the following:

a)	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b)	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and

c)

Other information that is like the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

In applying the disaggregation framework, the Company also looked to paragraph 606-10-55-91 of ASC 606 and considered certain categories that the standard indicates may be appropriate for disaggregation purposes, including (a) the type of good or service, (b) market or customer type, (c) sales channel, (d) type of customer, and (e) timing of transfer of goods or services.

The Company selected (e), as a significant portion of the Company’s revenue is recognized over time (i.e., the Sponsorship, signage and suite licenses and Other revenue categories disclosed on page F-30 of the Information Statement). The Company believes this category is most decision-useful to users of its financial statements as revenue recognized over time stems, in many cases, from multi-year agreements. As such, management believes disclosure delineating (1) event-related and hospitality-related revenues, which is recognized at a point in time, from (2) sponsorship, signage and suite license revenues and (3) all other revenue generated is important to provide financial statement users a better understanding of near-term and long-term revenue generation.

Event-related and hospitality-related revenues are typically recognized within one respective fiscal year and can be subject to various fluctuations driven by factors such as consumer tastes or economic conditions. Sponsorship, signage and suite license revenues, on the other hand, are typically recognized over a longer term on a consistent basis due to the contractual nature of such arrangements. Specifically, sponsorship and signage agreements typically have durations ranging from two to five years, and suite license arrangements typically have durations ranging from three to ten years. The Company believes providing financial statement users with information about the timing of revenue recognition assists such users of its financial statements in understanding the nature and consistency of revenues recognized in each period presented.

When applying this framework to ASC 606’s disaggregated revenue disclosure requirements, the Company respectfully informs the Staff of the following:

•

The Company views the requirements of ASC 606, ASC 280 and SEC Regulation S-K Item 303 as separate and distinct from one another. The Company respectfully notes that it believes each set of guidance has its own intent, and the Company has complied with each individually and in the aggregate. The disclosure updates that the Company has included herein are meant to clarify the reasons for the differences in such disclosures for users of the Company’s financial statements and alleviate the confusion noted by the Staff; and

•

Although the Company discloses changes in major revenue categories for purposes of the MD&A section of the Information Statement, the Company does so for the purpose of providing additional details regarding its financial results from an operational perspective to highlight trends and further explain the key drivers that result in period-to-period changes in its revenue. The inconsistency of the respective drivers of each fluctuation in any given period could require changes to the ASC 606 disclosures frequently if such discussions were aligned. The Company determined that such inconsistency could cause confusion and potentially mislead users of the Company’s financial statements. This point is discussed in more detail below in the section entitled “ASC 280 Entity-Wide Revenue Disclosures and MD&A Disclosures.”

Based on the analysis described above, the Company believes it has met the disclosure objective in ASC 606-10-50-5 and satisfied the disclosure requirements of ASC 606-10-55-89 through 55-91. The Company also believes its disclosure provided in pages F-10 and F-30 of the Information Statement, when taken together, enables users of its financial statements to understand how the Company’s revenues impact its financial position and is in line with how the Company manages its business based on major types and timing of revenue generated from its customers.

The Company updated certain disclosures on pages F-10 and F-30 of the Information Statement to clarify the points discussed in this response. However, the Company has not, and does not intend to, disclose revenue at a level that is more detailed than the level disclosed for purposes of its ASC 280 entity-wide disclosures and its existing ASC 606 revenue disclosure.

ASC 280 Entity-Wide Revenue Disclosures and MD&A Disclosures

The Company’s disclosures of entity-wide revenue by type (page F-10 of the Information Statement) were determined in a manner consistent with ASC 280. The Company evaluated this guidance in comparison to ASC 606, and notes its understanding of the separate and distinct purposes of each. The Company has clarified this disclosure on page F-30 of the Information Statement.

The Company notes that the context of ASC 606 allows a registrant to disclose revenue by type based on many potential forms, and for the reasons discussed above, the Company chose timing of transfer of goods or services to the customer as the basis for the disclosure on page F-30 of the Information Statement. For purposes of the required entity-wide disclosures under ASC 280, the Company considered the following guidance in ASC 280-10-50-40, which denotes a different purpose than that of ASC 606:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company determined it is most decision-useful to users of its financial statements to disclose revenue based on the following categories:

•	Event-related revenue (excluding Tao Group Hospitality’s entertainment, dining and nightlife offerings);

•	Advertising sales commission, non-event related sponsorship and signage revenues; and

•	Revenue generated from other sources, primarily Tao Group Hospitality’s entertainment, dining and nightlife offerings.

The Company’s decision to disclose revenue based on these categories was based on the above-referenced discussion in ASC 280-10-50-40, which specifically requires disclosure of revenue for similar services. The Company notes that the primary reason for this disclosure was based on the type of service being provided to customers from an in-venue, non-event, or hospitality-related perspective. However, the Company respectfully acknowledges the Staff’s comment, and has added the below disclosure on page F-10 of the Information Statement:

“The Company has disclosed the amounts in the below table by type of revenue recognized related to in-venue, event-specific offerings, non-event specific offerings and hospitality offerings, respectively.”

With regard to the Staff’s question related to the revenue categories discussed in the Company’s MD&A section, the Company notes that such detail is intended to supplement revenue disclosed in its financial statements. The Company discusses revenue at this level to provide additional details of its financial results from an operational perspective to highlight trends and further explain its financial results in a manner that allows users of its financial statements to understand factors that drive changes in its revenue from period to period. The Company respectfully refers to section 9220.1 of the SEC Financial Reporting Manual (“FRM”) which states the following:

“…The discussion that is provided with respect to the results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. The focus should be on an analysis of the factors that caused these changes to occur….”

The Company notes that the discussion of ASC 280 and ASC 606 disaggregated revenue above is focused on compliance with the respective applicable accounting guidance, while the framework for the Company’s MD&A disclosures is intended to provide relevant, detailed information in explaining fluctuations from period to period.

In addition, the Company notes that the drivers underlying fluctuations in revenue often vary significantly from period to period. In order to present a consistent and balanced disclosure in the financial statements, the Company respectfully advises the Staff that presenting its ASC 280 or ASC 606 disaggregated revenue disclosures in the level of detail noted in MD&A would require consistent update from period to period, which could be potentially confusing or misleading to users of the Company’s financial statements.

The timing of recognition for event-related revenues as well as entertainment, dining and nightlife offerings typically aligns and is recognized at a point in time. As such, these revenues have been included in the same category in the table above. Please refer to the above discussion for further details on the pattern of recognition of sponsorship, signage and suite license revenues.

12.

We note your disclosure on page F-27 that performance obligations with respect to event-related revenues from the sale of tickets, venue license fees from third-party promoters, sponsorships, concessions and merchandise are satisfied at the point of sale or as the related event occurs. Please revise this disclosure to clarify which performance obligations are satisfied at the point of sale and which are satisfied as the event occurs.

Company Response: In response to the Staff’s comment, the Company has updated the disclosure in Note 3 to the Combined Financial Statements on page F-28 of the Information Statement to clarify which revenue streams are recorded at the point of sale versus when the event occurs.

13.

We note your disclosure on page F-27 that management fee revenues which are earned in accordance with specific venue management agreements are recorded over the period in which the management services are performed. Please clarify whether these revenues are recognized ratably over the period or on some other basis.

Company Response: In response to the Staff’s comment, the Company has updated the disclosure in Note 3 to the Combined Financial Statements on page F-28 of the Information Statement to clarify how management fee revenue is recognized.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President and Chief Financial Officer

cc:	Robert W. Downes, Sullivan & Cromwell LLP
Robert P. Nardone, KPMG LLP
Tonya K. Aldave, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Scott Stringer, Securities and Exchange Commission